SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Doma Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Class of Securities)

14064F100

(CUSIP Number)

Mark Sustana

Lennar Corporation

5505 Waterford District Drive

Miami, FL 33126

(305) 559-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D/A)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Lennar Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,326,213
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,326,213

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,326,213
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.75%*
(14)	Type of Reporting Person (See Instructions): HC

*	This percentage is calculated based on 13,436,742 outstanding shares of common stock of the Issuer, as reported in the Issuer’s Report on Form 10-Q filed on November 9, 2023.

(1)	Name of Reporting Persons: Len X, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,326,213
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,326,213

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,326,213
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.75%*
(14)	Type of Reporting Person (See Instructions): HC

*	This percentage is calculated based on 13,436,742 outstanding shares of common stock of the Issuer, as reported in the Issuer’s Report on Form 10-Q filed on November 9, 2023.

(1)	Name of Reporting Persons: LENX ST Investor, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,289,707
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,289,707

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,289,707
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.48%*
(14)	Type of Reporting Person (See Instructions): PN

*	This percentage is calculated based on 13,436,742 outstanding shares of common stock of the Issuer, as reported in the Issuer’s Report on Form 10-Q filed on November 9, 2023.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on August 5, 2021, with respect to the shares of common stock, $0.0001 par value (“Common Stock”), of Doma Holdings, Inc. (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on February 18, 2022. The address of the principal executive offices of the Issuer is 101 Mission Street, San Francisco, CA 94105.

On March 28, 2024, the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”), with RE Closing Buyer Corp., a Delaware corporation (“Parent”), and RE Closing Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of Closing Parent Holdco, L.P., a Cayman Islands exempted limited partnership (“Topco”), the indirect parent company of Parent.

Concurrently with the execution of the Merger Agreement, (a) LENX ST Investor LLC (“ST Investor”), a Delaware limited liability company and Len FW Investor, LLC (“FW Investor” and, together with ST Investor, the “Lennar Stockholders”), a Delaware limited liability company, the Issuer and Parent entered into a Voting and Support Agreement (the “Voting and Support Agreement”) and (b) FW Investor and Topco, which, following the Effective Time, will be an indirect parent of the Issuer, entered into certain agreements, pursuant to which, concurrently with the consummation of the Merger (“Closing”) and upon the terms and subject to the conditions set forth therein, FW Investor shall invest the cash it receives pursuant to the Merger Agreement in consideration for its existing shares of Common Stock at the Closing and an additional $17 million in Topco, resulting in FW Investor owning approximately 8.36% of the outstanding equity of Topco on a fully-diluted basis.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed by Lennar Corporation (“Lennar”), a Delaware corporation, Len X, LLC (“LenX”), a Florida limited liability company, and ST Investor (together with Lennar and LenX, the “Reporting Persons”), a Delaware limited liability company. LenX is wholly owned by Lennar and is the sole member of ST Investor.

(b) The principal business of Lennar is homebuilding. The principal business of LenX is seeking opportunities for subsidiaries of Lennar to invest in companies that provide technology solutions across the homebuilding industry. ST Investor was formed to hold interests in companies acquired by Lennar and LenX, including the Issuer. The principal business address of each of the Reporting Persons is 5505 Waterford District Drive, Miami, FL 33126.

(c) Lennar is a corporation organized under the laws of the State of Delaware. LenX is a limited liability company organized under the laws of the State of Florida. ST Investor is a limited liability company organized under the laws of the State of Delaware.

(d) During the last five years, neither any Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) The name, business address, present principal occupation or employment and citizenship of the executive officers and, where applicable, members of the Board of Directors of the Reporting Persons is set forth on Schedule I and is incorporated by reference into this Item 2(e).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby supplemented as follows:

Subsequently, a pro rata distribution to FW Investor increased the number of shares beneficially owned by Lennar and LenX to 83,155,359 shares.

Immediately prior to June 29, 2023, ST Investor owned 83,155,359 shares of Common Stock of the Issuer, and Lennar and LenX beneficially owned 82,699,024 shares of Common Stock of the Issuer (including an aggregate of 912,670 shares received and held by FW Investor as a result of pro rata distributions by a partnership of which FW Investor was a member). On June 29, 2023, Doma effected a 1-for-25 reverse split of its Common Stock. As a result, the shares beneficially owned by ST Investor became 3,289,707 shares and the shares beneficially owned by Lennar and LenX became 3,326,213 shares.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

Merger Agreement

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and as a result of the Merger, each share of Common Stock outstanding immediately prior to the Effective Time (subject to certain exceptions, including for shares of Common Stock owned by stockholders of the Issuer who have not voted in favor of the adoption of the Merger Agreement and have properly exercised appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) will, at the Effective Time, be cancelled and extinguished and automatically converted into the right to receive $6.29 in cash (the “Merger Consideration”), subject to applicable withholding taxes.

If the Merger is consummated, the Common Stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Form 8-K filed by the Issuer on March 29, 2024 and is incorporated by reference herein.

Voting and Support Agreement

In connection with the proposed Merger, the Lennar Stockholders, the Issuer and Parent entered into the Voting and Support Agreement, pursuant to which the Lennar Stockholders have agreed, among other things and subject to the terms and conditions set forth therein, to vote or cause to be voted all Voting Agreement Shares in favor of adopting the Merger Agreement and the transactions contemplated thereby, including the Merger.

Under the Voting and Support Agreement, the Lennar Stockholders have agreed to, among other things, (a) vote the Voting Agreement Shares in favor of the Merger, the adoption of the Merger Agreement and the transactions contemplated thereby and (b) vote against any Alternative Acquisition Agreement and any other action or agreement (including, without limitation, any amendment of any agreement), amendment of the Issuer’s organizational documents or other action that is intended or would reasonably be expected to materially prevent or delay the consummation of the Transactions, including the Merger.

The Voting and Support Agreement will automatically terminate upon the earliest of (i) written agreement of the parties thereto to terminate the Voting and Support Agreement, (ii) the valid termination of the Merger Agreement in accordance with its terms and (iii) the Effective Time, and each Lennar Stockholder may terminate the Voting and Support Agreement as to itself upon the entry by the Issuer and Parent without the prior written consent of such Lennar Stockholder into any amendment, waiver or modification to the Merger Agreement that results in (x) a change to the form of consideration to be paid thereunder, (y) a decrease in the amount of Merger Consideration payable to the stockholders of the Issuer pursuant to the terms of the Merger Agreement as in effect on the date of the Voting and Support Agreement, or (z) an imposition of any material restrictions or additional constraints on the payment of the consideration thereunder.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting and Support Agreement, a copy of which is attached as Exhibit 1 hereto and is incorporated by reference herein.

Lennar Investment

Concurrently with the execution of the Merger Agreement, (a) LENX ST Investor LLC (“ST Investor”), a Delaware limited liability company and Len FW Investor, LLC (“FW Investor” and, together with ST Investor, the “Lennar Stockholders”), a Delaware limited liability company, the Issuer and Parent entered into a Voting and Support Agreement (the “Voting and Support Agreement”) and (b) FW Investor and Topco, which, following the Effective Time, will be an indirect parent of the Issuer, entered into certain agreements, pursuant to which, concurrently with the Closing and upon the terms and subject to the conditions set forth therein, FW Investor shall invest the cash it receives pursuant to the Merger Agreement in consideration for its existing shares of Common Stock at the Closing and an additional $17 million in Topco, resulting in FW Investor owning approximately 8.36% of the outstanding equity of Topco on a fully-diluted basis.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment, Lennar and LenX beneficially own 3,326,213 shares of Doma’s Common Stock, constituting approximately 24.75% of Doma’s outstanding Common Stock, and ST Investor beneficially owns 3,289,707 shares of Doma’s Common Stock, constituting approximately 24.48% of Doma’s outstanding Common Stock (in each case based on 13,436,742 outstanding shares of common stock of the Issuer, as reported in the Issuer’s Report on Form 10-Q filed on November 9, 2023).

(b) The Reporting Persons together share power to vote or to direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Reporting Persons.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 4 to this Amendment is incorporated in its entirety into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Voting and Support Agreement, dated March 28, 2024, by and among RE Closing Buyer Corp., Doma Holdings, Inc., LENX ST Investor, LLC and Len FW Investor, LLC

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 1, 2024

LENNAR CORPORATION

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President, General Counsel and Secretary

LEN X, LLC

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President

LENX ST INVESTOR, LLC

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

REPORTING PERSONS

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with the Reporting Person and (ii) the business address of each director and executive officer listed below is 5505 Waterford District Drive, Miami, FL, 33126.

Lennar Corporation:

Name	Position with Reporting Person	Principal Occupation	Citizenship
Amy Banse	Director	Senior Advisor to the Executive Committee of Comcast Corporation	USA

Theron I (“Tig”) Gilliam, Jr.	Director	Chief Executive Officer of NES Global Talent	USA

Sherrill W. Hudson	Director	Former Chairman of TECO Energy, Inc.	USA

Jonathan M. Jaffe	Director; President; Co-CEO	Co-Chief Executive Officer and President of Lennar Corporation	USA

Sidney Lapidus	Director	Retired Partner of Warburg Pincus LLC	USA

Teri McClure	Director	Former Chief Human Resources Officer and Senior Vice President of United Parcel Service	USA

Stuart Miller	Executive Chairman; Co-CEO	Executive Chairman and Co-Chief Executive Officer of Lennar Corporation	USA

Armando Olivera	Director	Former Chief Executive Officer of Florida Power & Light Company	USA

Jeffrey Sonnenfeld	Director	Senior Associate Dean for Executive Programs and the Lester Crown Professor-in-the-Practice of Management at the Yale School of Management	USA

Jeffrey McCall	Executive Vice President	Executive Vice President of Lennar Corporation	USA

Diane Bessette	Vice President; CFO; Treasurer	Vice President, Chief Financial Officer and Treasurer of Lennar Corporation	USA

Mark Sustana	Vice President; Secretary; General Counsel	Vice President, General Counsel and Secretary of Lennar Corporation	USA

David Collins	Vice President; Controller	Vice President and Controller of Lennar Corporation	USA

Serena Wolfe	Director	Chief Financial Officer of Annaly Capital Management	USA

Dacona Smith	Director	Former Executive Vice President and Chief Operations Officer of Walmart U.S. Stores	USA

Len X, LLC:

Name	Position with Reporting Person	Principal Occupation	Citizenship
Eric Feder	President	President of Len X, LLC	USA

Diane Bessette	Board Member; Vice President	Vice President, Chief Financial Officer and Treasurer of Lennar Corporation	USA

Mark Sustana	Board Member; Vice President	Vice President, General Counsel and Secretary of Lennar Corporation	USA

LENX ST INVESTOR, LLC:

Name	Position with Reporting Person	Principal Occupation	Citizenship
Eric Feder	President	President of Len X, LLC	USA

Diane Bessette	Board Member; Vice President	Vice President, Chief Financial Officer and Treasurer of Lennar Corporation	USA

Mark Sustana	Board Member; Vice President	Vice President, General Counsel and Secretary of Lennar Corporation	USA